UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Hudson Holding Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

443793104
(CUSIP Number)

with a copy to:
The Seaport Group LLC	Steven M. Skolnick, Esq.
360 Madison Avenue	Lowenstein Sandler PC
22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, New York 10017	New York, New York 10020
(212) 616-7700	(973) 597-2476
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.		443793104
	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Michael J. Meagher

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☑	(b) ☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):		WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

	6.	Citizenship or Place of Organization:		United States

	Number of		7.	Sole Voting Power:	0*
	Shares Beneficially		8.	Shared Voting Power:	12,050,000*
Owned by
	Each Reporting		9.	Sole Dispositive Power:	0*
	Person With		10.	Shared Dispositive Power:	12,050,000*

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			12,050,000*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):			24.5%*

	14.	Type of Reporting Person (See Instructions):			IN

* Pursuant to a Securities Purchase Agreement dated June 20, 2008, Seaport Hudson LLC, a Delaware limited liability company, acquired for an aggregate purchase price of $4,000,000: (i) 8,000,000 shares of common stock, par value $0.001 per share (the "Shares"), of Hudson Holding Corporation (the “Company”) and (ii) a warrant to purchase up to 4,000,000 Shares of the Company, which is exercisable on or after June 20, 2008. Seaport Hudson LLC is a wholly owned subsidiary of Seaport V LLC, a Minnesota limited liability company, which itself is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company. Stephen C. Smith and Michael J. Meagher are the sole members of The Seaport Group LLC. As a result, Mr. Smith and Mr. Meagher possess shared power to vote and shared power to direct the disposition of 8,000,000 Shares and a warrant to purchase up to 4,000,000 Shares held by Seaport Hudson LLC. In addition, The Seaport Group, LLC Profit Sharing Plan (the “Plan”), an employee benefit plan, holds 50,000 Shares. Mr. Smith and Mr. Meagher as trustees of the Plan possess shared power to vote and shared power to direct the disposition of 50,000 Shares held by the Plan. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Smith and Mr. Meagher, as of June 20, 2008, are deemed to beneficially own 12,050,000 Shares, or 24.5% of the Shares deemed issued and outstanding as of that date. Mr. Smith's and Mr. Meagher's interest in such securities is limited to the extent of their pecuniary interest in Seaport Hudson LLC and the Plan, respectively, if any.

Cusip No.	443793104
	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen C. Smith

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☑	(b) ☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):		WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

	6.	Citizenship or Place of Organization:		United States

	Number of		7.	Sole Voting Power:	0*
	Shares Beneficially		8.	Shared Voting Power:	12,050,000*
Owned by
	Each Reporting		9.	Sole Dispositive Power:	0*
	Person With		10.	Shared Dispositive Power:	12,050,000*

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			12,050,000*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):			24.5%*

	14.	Type of Reporting Person (See Instructions):			IN

* Pursuant to a Securities Purchase Agreement dated June 20, 2008, Seaport Hudson LLC, a Delaware limited liability company, acquired for an aggregate purchase price of $4,000,000: (i) 8,000,000 shares of common stock, par value $0.001 per share (the "Shares"), of Hudson Holding Corporation (the “Company”) and (ii) a warrant to purchase up to 4,000,000 Shares of the Company, which is exercisable on or after June 20, 2008. Seaport Hudson LLC is a wholly owned subsidiary of Seaport V LLC, a Minnesota limited liability company, which itself is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company. Stephen C. Smith and Michael J. Meagher are the sole members of The Seaport Group LLC. As a result, Mr. Smith and Mr. Meagher possess shared power to vote and shared power to direct the disposition of 8,000,000 Shares and a warrant to purchase up to 4,000,000 Shares held by Seaport Hudson LLC. In addition, The Seaport Group, LLC Profit Sharing Plan (the “Plan”), an employee benefit plan, holds 50,000 Shares. Mr. Smith and Mr. Meagher as trustees of the Plan possess shared power to vote and shared power to direct the disposition of 50,000 Shares held by the Plan. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Smith and Mr. Meagher, as of June 20, 2008, are deemed to beneficially own 12,050,000 Shares, or 24.5% of the Shares deemed issued and outstanding as of that date. Mr. Smith's and Mr. Meagher's interest in such securities is limited to the extent of their pecuniary interest in Seaport Hudson LLC and the Plan, respectively, if any.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Shares"), of Hudson Holding Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 111 Town Square Place, Suite 1500A, Jersey City, New Jersey.

Item 2. Identity and Background.
The persons filing this statement are Michael J. Meagher and Stephen C. Smith, who share the same business address at c/o The Seaport Group LLC, 360 Madison Avenue, 22nd Floor, New York, New York 10017. Mr. Meagher and Mr. Smith, directly or through one or more intermediate entities, serve as investment managers for The Seaport Group LLC and its affiliates. The Seaport Group LLC and its affiliates are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

Mr. Meagher and Mr. Smith have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Meagher and Mr. Smith are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to a Securities Purchase Agreement dated June 20, 2008, Seaport Hudson LLC, a Delaware limited liability company, acquired 8,000,000 Shares and a warrant to purchase up to 4,000,000 Shares for an aggregate purchase price of $4,000,000. The warrant is exercisable at any time during the five-year period following the date of issuance at an exercise price of $0.75 per Share, subject to certain limited adjustments. All funds used to purchase the Shares and the warrant to acquire Shares pursuant to the Securities Purchase Agreement came directly from the working capital of Seaport Hudson LLC. See Item 6 and Item 7 of this Schedule 13D for further information.

Item 4. Purpose of Transaction.

The acquisition of the securities referred to herein is for investment purposes.

Except as otherwise set forth in this Schedule 13D, Mr. Meagher and Mr. Smith have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Based upon information set forth in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on June 27, 2008, there were 45,125,185 Shares issued and outstanding as of June 20, 2008.

As of June 20, 2008, pursuant to the Securities Purchase Agreement dated the same day, Seaport Hudson LLC held 8,000,000 Shares and a warrant to purchase up to 4,000,000 Shares, exercisable at any time during the five-year period following the date of its issuance, at an exercise price of $0.75 per Share, subject to certain limited adjustments. Seaport Hudson LLC is a wholly owned subsidiary of Seaport V LLC, a Minnesota limited liability company, which itself is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company. Stephen C. Smith and Michael J. Meagher are the sole members of The Seaport Group LLC. As a result, Mr. Smith and Mr. Meagher possess shared power to vote and shared power to direct the disposition of 8,000,000 Shares and a warrant to purchase up to 4,000,000 Shares held by Seaport Hudson LLC.

In addition, as of June 20, 2008, The Seaport Group, LLC Profit Sharing Plan (the “Plan”), an employee benefit plan, held 50,000 Shares. Mr. Smith and Mr. Meagher as trustees of the Plan possess shared power to vote and shared power to direct the disposition of 50,000 Shares held by the Plan. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Smith and Mr. Meagher, as of June 20, 2008, are deemed to beneficially own 12,050,000 Shares, or 24.5% of the Shares deemed issued and outstanding as of that date.

Other than the transactions described in this Schedule 13D, during the sixty days on or prior to June 20, 2008, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Meagher or Mr. Smith or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company entered into the Securities Purchase Agreement with Seaport Hudson LLC on June 20, 2008, pursuant to which, Seaport Hudson LLC acquired 8,000,000 Shares and a warrant to purchase up to 4,000,000 Shares, which warrant is exercisable at any time during the five-year period following the date of its issuance at an exercise price of $0.75 per Share, subject to certain limited adjustments, all as more particularly described and set forth in the Securities Purchase Agreement and the Stock Purchase Warrant attached hereto as Exhibit 2 and Exhibit 3, respectively.

In connection with the execution of the Securities Purchase Agreement, the Company agreed to enter into a Registration Rights Agreement by and among the Company and the Purchasers identified on the signature pages of the Securities Purchase Agreement. Pursuant to the Registration Rights Agreement, the Company agreed to register the Shares underlying the warrant issued to Seaport Hudson LLC, as more particularly described and set forth in the Registration Rights Agreement attached hereto as Exhibit 4.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Meagher, Mr. Smith and any person or entity.

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement.

2. Securities Purchase Agreement dated as of June 20, 2008 by and among the Company and the Purchasers identified on the signature pages thereto.

3. Stock Purchase Warrant issued to Seaport Hudson LLC.

4. Registration Rights Agreement dated as of June 20, 2008 by and among the Company and the Purchasers identified on the signature pages to the Securities Purchase Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2008

/s/ Michael J. Meagher
Michael J. Meagher, in his capacity as a
member of The Seaport Group LLC and a
trustee of The Seaport Group, LLC Profit
Sharing Plan

/s/ Stephen C. Smith
Stephen C. Smith, in his capacity as a
member of The Seaport Group LLC and a
trustee of The Seaport Group, LLC Profit
Sharing Plan

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).